Exhibit 1.01

Onto Innovation Inc. Conflict Minerals Report

This Conflict Minerals Report (the “Report”) of Onto Innovation Inc. (the “Company” or “Onto Innovation®”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934 for the reporting period December 29, 2024, to January 3, 2026 (the “Reporting Period”).

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products and certain minerals specified in the Rule are necessary to the functionality or production of those products. The minerals specified in the Rule and for purposes of this Report are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (collectively referred to as “Conflict Minerals”). The specified countries for the purposes of the Rule and this Report are the Democratic Republic of the Congo (“DRC”), the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola (collectively referred to as “Covered Countries”). As described in this Report, certain of the Company’s operations manufactured, or contracted to manufacture, in the Reporting Period, products in which one or more Conflict Minerals were necessary to the functionality or production of those products.

The information included in this Report reflects activities of the Company and its consolidated entities for the Reporting Period.

Company Overview and Description of the Company’s Products Covered by this Report

Onto Innovation is a worldwide leader in the design, development, manufacture and support of metrology and inspection tools for the semiconductor industry, including process control tools that perform optical metrology and inspection on patterned and unpatterned wafers, including macro defect inspection of both 2D and 3D wafer features, wafer substrate and panel substrate lithography systems, and process control analytical software. Our products are primarily used by silicon wafer manufacturers, semiconductor integrated circuit (“IC”) fabricators, and advanced packaging manufacturers operating in the semiconductor market. Our products are also used for process control in a number of other specialty device manufacturing markets, including light emitting diodes (“LED”), vertical-cavity surface-emitting lasers (“VCSEL”), micro-electromechanical systems (“MEMS”), CMOS image sensors (“CIS”), silicon and compound semiconductor (SiC and GaN) power devices, analog devices, RF filters, data storage, and certain industrial and scientific applications.

This Report covers Onto Innovation’s products for the Reporting Period and relate specifically to products: (i) for which Conflict Minerals from Covered Countries or recycled or scrap sources are necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during the Reporting Period. The Company evaluated its operations and determined that the following categories of products required further inquiry: inspection systems, lithography systems and metrology systems. Those products are referred to collectively in this Report as the “Covered Products.”

During the Reporting Period, the Company completed the acquisition of Semilab USA. As a result of the timing of the acquisition and the integration process, Semilab USA’s products are not included in this report. The Company expects to include Semilab USA in its Form SD covering the first full reporting period following the acquisition.

Reasonable Country of Origin Inquiry

In order to determine if any of the Covered Products contained Conflict Minerals originating from the Covered Countries or recycled or scrap sources, the Company conducted a good faith reasonable country of origin inquiry (“RCOI”), as described below.

The Company’s RCOI consisted of the following:

•	Identifying parts of the business that manufacture or may contract to manufacture products for purposes of the Rule;

•	Determining which of those products were manufactured during the Reporting Period;

•	Evaluating manufactured items that might contain Conflict Minerals;

•	Assessing whether the Conflict Minerals were necessary to the functionality or production of the products;

•	Requesting information from suppliers of components regarding the Conflict Minerals content of the components they provide; and

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Requesting information from those identified suppliers regarding whether any of the Conflict Minerals in the components they provided originated from Covered Countries and whether the Conflict Minerals came from recycled or scrap sources.

The Company identified and contacted tier-one suppliers of components and materials that may contain Conflict Minerals. The majority of suppliers of the components that contained Conflict Minerals confirmed that the Conflict Minerals in the components they provided to the Company were sourced from a location other than the Covered Countries or declared in good faith they were unable to identify the source of the Conflict Minerals in the components. A small number of vendors who sold the Company components that included Conflict Minerals reported that some Conflict Minerals originated from the Covered Countries or may have come from recycled or scrap materials. For those Suppliers that have not responded to our inquiry, the Company continues to follow-up with these suppliers, and expects to receive responses. Based on this review and the information received to date, the Company is unable to determine the countries of origin for most of the Conflict Minerals contained in the Covered Products or whether most of the Conflict Minerals were from recycled or scrap sources. Accordingly, the Company is continuing its due diligence on the source and chain of custody of the Conflict Minerals in the Covered Products.

Due Diligence Process

The Company’s supply chain with respect to the Covered Products is complex, and its manufacturing process is significantly removed from the mining, smelting and refining of Conflict Minerals. The Company does not purchase Conflict Minerals directly from mines, smelters or refiners, and there are many third parties in the supply chain between the ultimate manufacture of the Covered Products and the original sources of Conflict Minerals. Tracing these minerals to their sources is a challenge that requires the Company to rely on its suppliers in its efforts to achieve supply chain transparency, including obtaining information regarding the origin of the Conflict Minerals. In light of these challenges, the Company believes that the information provided by suppliers may be inaccurate or incomplete or subject to other irregularities. In addition, because of the Company’s relative location within the supply chain in relation to the actual extraction and transport of Conflict Minerals, its ability to verify the accuracy of information reported by suppliers is limited.

Design of Due Diligence

The Company’s due diligence measures have been designed to conform, in all material respects, to the framework in the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Third Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”), consistent with the Company’s position as a downstream company.

Description of Due Diligence Measures

The Company’s due diligence on the source and chain of custody of the Conflict Minerals contained in the Covered Products included the following measures:

Establish strong company management systems

Policy. The Company adopted a Conflict Minerals policy (the “Company Policy”), which outlines the Company’s commitment to responsible sourcing of its Conflict Minerals in its products and its expectations that its suppliers will be similarly committed to responsible sourcing in the supply chain. The Company has communicated the Company Policy to its first-tier suppliers and requires them to acknowledge the policy.

Personnel. The Company’s Conflict Minerals compliance effort involved a cross-functional group of personnel from the finance, legal and operations functions. This team is responsible for implementing the Company’s conflict minerals compliance strategy.

Supplier Engagement. The Company contacted its first-tier suppliers to provide them with notice of the relevant SEC requirements and advised them of the Company’s commitment to responsibly source materials and its due diligence expectations. Feedback from this process will be used to modify, where appropriate, the design of the Company’s Conflict Minerals compliance program.

Grievance Mechanism. The Company’s existing procedures for reporting code of conduct or other ethics violations are also available for reporting Conflict Minerals compliance problems.

Identify and Assess Risk in the Supply Chain

Identification of Risk. To identify risks in its supply chain, the Company contacted all of its first-tier suppliers identified through its RCOI to request information regarding the source and chain of custody of Conflict Minerals in its supply chain. To facilitate the collection of complete, accurate, standardized and verifiable information, the Company relied primarily on the Conflict Minerals Reporting Template (the “CMRT”) made available by the Responsible Minerals Initiative (the “RMI”), formerly the Conflict Free Sourcing Initiative. The CMRT facilitates the transfer of information through the supply chain regarding country of origin, mine location and smelters and refiners used. Written instructions and recorded training illustrating the use of the CMRT are available on RMI’s website.

The Company identified and contacted suppliers of products and materials that may contain Conflict Minerals. The Company has not received responses from all suppliers. The Company has created follow-up processes (including e-mail communication) to attempt to obtain a response, and to identify and escalate any identified issues associated with problematic responses to its inquiry. As part of these processes, the Company has reviewed the CMRTs and other information provided by its suppliers to assess the reasonableness of the responses and to look for inconsistencies or other apparent inaccuracies. The Company also follows up with suppliers to obtain clarifications to the responses or additional information.

Assessment of Risk: Upon receipt of completed CMRTs from its suppliers, the Company assessed risks and made decisions for any mitigation actions that needed to be taken for any non-compliance found in the reported information from suppliers for Conflict Minerals.

Design and Implement a Strategy to Respond to Identified Risks

The Company expects to take the following steps, among others, to continue to improve its due diligence measures, increase supply chain transparency and further mitigate the risk that the Conflict Minerals contained in its products may finance or benefit armed groups in the Covered Countries:

•	continue to collect information regarding products manufactured during the Reporting Period, and in future periods;

•	continue to engage suppliers to obtain current, accurate and complete information about the supply chain, smelters and refiners;

Carry Out Independent Third-Party Audit of Supply Chain

The Company does not have any direct relationships with smelters or refiners that process Conflict Minerals, and it does not perform or direct audits of these entities within its supply chain. As an alternative, the Company intends to continue to rely on information collected and provided by independent third-party audit programs, such as the Responsible Minerals Assurance Process (“RMAP”).

Report Annually on Supply Chain Due Diligence

The Company reports annually, as required by the Rule, and has posted this Report on its website.

Conclusion

Based on the results of the Company’s due diligence efforts, it does not have sufficient information to conclusively determine the countries of origin of the Conflict Minerals in its Covered Products or whether the minerals in its products are from recycled or scrap sources; however, the Company has not identified any instances of sourcing that directly or indirectly supported conflict in the Covered Countries. Therefore, the Company is not declaring any of its products as DRC Conflict Free for the Reporting Period and, accordingly, is not required to obtain an independent private sector audit of the Conflict Minerals Report.

Cautionary Note on Forward-Looking Statements

Forward-looking statements in this Report are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and other federal securities laws. Investors are cautioned that statements in this Report that are not strictly historical statements, including without limitation, the Company’s intentions and expectations regarding further supplier engagement, due diligence and risk mitigation efforts and strategy, constitute forward-looking statements that involve risks and uncertainties. Actual results could differ materially from the forward-looking statements. Words such as “expects,” “intends,” variations of these words, and similar expressions are intended to identify such forward-looking statements. Risks and uncertainties that could cause actual results to differ include, without limitation, risks and uncertainties associated with the progress of industry and other supply chain transparency and smelter or refiner validation programs for conflict minerals (including the possibility of inaccurate information, fraud and other irregularities), political and regulatory developments, whether in the Covered Countries, the United States or elsewhere, inadequate supplier education and knowledge, limitations on the ability or willingness of suppliers to provide more accurate, complete and detailed information and limitations on the Company’s ability to verify the accuracy or completeness of any supply chain information provided by suppliers or others. Additional information and considerations regarding the risks faced by Onto Innovation are available in Onto Innovation’s Form 10-K report for the year ended January 3, 2026, and other filings with the Securities and Exchange Commission. Except as otherwise required by law, the Company undertakes no obligation to update publicly the information contained in this Report, or any forward-looking statements, to reflect new information, events or circumstances after the date they were made, or to reflect the occurrence of unanticipated events.